June 25, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

(1-202) 772-9202

Re:	Gol Linhas Aéreas Inteligentes S.A.
Application for Withdrawal of Registration Statement on Form S-8
File No. 333-143899

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mezey Howarth Racing Stables (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-143899), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2007.

The Company is requesting the withdrawal of the Registration Statement because it inadvertently submitted the Registration Statement under Form S-8 prior to the 60 day limit, while it intended to submit the Registration Statement as a test file. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

Very truly yours,

Mezey Howarth Racing Stables